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JEREMY J. CLEMENS jeremy.clemens@dechert.com +1 617 728 7103 Direct +1 617 275 8371 Fax

April 2, 2018

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Dear Mr. Williamson:

This letter responds to comments you provided to Hannah Fine and me during a recent telephonic discussion with respect to your review of Post-Effective Amendment No. 651 (“PEA No. 651”) to the Registrant’s registration statement filed with the SEC on February 13, 2018. PEA No. 651 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering Class P Shares of the Goldman Sachs Growth Opportunities Fund, the Goldman Sachs Small/Mid Cap Growth Fund and the Goldman Sachs Technology Opportunities Fund (each, a “Fund” and together, the “Funds”), each a series of the Registrant. Capitalized terms have the meanings attributed to such terms in PEA No. 651. We have reproduced your comments below, followed by the Registrant’s responses.

1.	Comment: Please provide the completed fee and expense tables for the Funds prior to filing the effective registration statement.

Response: Each Fund’s completed fee and expense table is attached hereto as Exhibit A.

2.	Comment: The “Fees and Expenses of the Fund” tables in the Prospectus state: “The ‘Other Expenses’ for Class P Shares have been estimated to reflect expenses expected to be incurred during the current fiscal year.” Please explain supplementally how the estimated expenses were determined and why the Registrant believes they are reasonable.

Response: Instruction 3(d)(i) to Item 3 of Form N-1A provides that a fund should base the expense figures reported in its fee and expense table on the expenses the fund incurred during its most recent fiscal year. However, Class P Shares of the Funds have not yet commenced operations and the Funds therefore did not incur expenses with respect to the share class during the most recent fiscal year. Form N-1A does not provide

Mr. Jay Williamson April 2, 2018 Page 2

instructions for how to report expenses for a new share class of an existing fund; however, instruction 6(a) to Item 3 of Form N-1A provides that new funds should provide estimated figures for “Other Expenses” that reflect the expenses the fund expects to incur during the current fiscal year. Based on the above, in estimating expenses for Class P Shares, the Investment Adviser has considered the expenses incurred by each Fund’s other share classes based on actual operations, as well as any differences in contractual expenses and other expense components between Class P Shares and these other share classes. The Registrant believes that the estimated expenses for Class P Shares are reasonable.

3.	Comment: Please confirm supplementally that the expense limitation arrangements described in the footnotes to the “Annual Fund Operating Expenses” table for each Fund will be in effect for at least one year from the date of effectiveness.

Response: The Funds hereby confirm that the expense limitation arrangements described in the footnotes to the “Annual Fund Operating Expenses” table for each Fund will be in effect for at least one year from the date of effectiveness.

4.	Comment: In the “Average Annual Total Return” table for the Goldman Sachs Growth Opportunities Fund, please revise the parenthetical for the Russell Midcap® Growth Index to state “(reflects no deduction for fees, expenses or taxes)”, or explain why the Registrant has not so revised.

Response: The Registrant has revised the parenthetical for the Russell Midcap® Growth Index in the Goldman Sachs Growth Opportunities Fund’s “Average Annual Total Return” table to state “(reflects no deduction for fees, expenses or taxes).”

5.	Comment: Please revise the footnote in the “Average Annual Total Return” table for each Fund to track the language suggested by Instruction 3(b) to Item 4 of Form N-1A, stating that the returns are for a share class that is not presented in the prospectus that would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the share classes do not have the same expenses.

Response: The Registrant has revised the footnote in the “Average Annual Total Return” table to state “Returns are for a share class that is not presented that would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the share classes do not have the same expenses.”

6.	Comment: In the “Important Notice” sub-section of the “Shareholder Guide” section of the Prospectus, we note that other investors will be able to purchase Class P Shares at the discretion of the Trust’s officers. Briefly explain supplementally the purpose of allowing this level of discretion to the Trust’s officers and how the Registrant anticipates the discretion will be used. In addition, to the extent that other share classes have sales charges and other expenses not included for Class P Shares, briefly explain any procedures in place to monitor the exercise of the discretion.

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Response: The distribution channel for Class P Shares is intended to be narrow, and Class P Shares are only available to internal clients of certain units within, or affiliates of, Goldman Sachs & Co. LLC. (i.e., GS PWM, Ayco or the Trust Companies) that custody their positions with Goldman Sachs or, in the case of Ayco clients, an Authorized Institution. It is anticipated that Class P Shares of the Funds will be the only share class available to clients of GS PWM, Ayco or the Trust Companies. Any exercise of the Trust’s officers’ discretion to permit other investors to purchase Class P Shares would be on an exception-basis only and is expected to be generally limited to circumstances involving investors who either have or have had a relationship with GS PWM, Ayco or the Trust Companies. Such circumstances would include instances where a client already holding Class P Shares decides to no longer custody his or her position with Goldman Sachs or, in the case of Ayco clients an Authorized Institution, or determines to end the relationship, and, in the discretion of the Trust’s officers, is permitted to hold Class P Shares at another institution on a hold-and-redeem basis. Another circumstance would be a situation in which an investor has an established relationship with Goldman Sachs but custodies assets elsewhere and the Trust’s officers’ use discretion to permit such investor to purchase Class P Shares. The discretion of the Trust’s officers is not intended to be used to permit investors who are not current or former clients of, or who lack established relationships with, GS PWM, Ayco or the Trust Companies to invest in Class P Shares.

7.	Comment: Please consider removing the second “Important Notice” sub-section in the “Shareholder Guide” section of the Prospectus on page 32, as it is substantially identical to the “Important Notice” sub-section included at the beginning of the “Shareholder Guide” section of the Prospectus.

Response: The Registrant has removed the second “Important Notice” sub-section in the “Shareholder Guide” section of the Prospectus.

8.	Comment: We note that the Registrant reserves the right to pay redemptions by a distribution in-kind of securities. Briefly address the circumstances under which the Registrant is likely to do so, and please disclose whether the distributions will be a representative slice of a Fund’s portfolio.

Response: Although the Registrant reserves the right to pay redemptions by a distribution in-kind of securities (instead of cash), the Registrant does not intend to exercise this discretion under normal circumstances, unless requested by a redeeming shareholder. If a shareholder receives redemption proceeds in-kind, these securities will generally represent a pro rata share of a Fund’s portfolio of securities, with certain adjustments for restricted securities, odd lots, etc. or if requested by a redeeming shareholder.”

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9.	Comment: Please revise the “Financial Highlights” section of the Prospectus to include financial highlights for an existing share class or classes of each Fund, per Item 13 of Form N-1A.

Response: The Registrant has updated the “Financial Highlights” section of the Prospectus accordingly.

*        *        *         *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617)728-7103 if you wish to discuss this correspondence further.

Sincerely,

/s/ Jeremy J. Clemens

Jeremy J. Clemens

cc:	Joon Kim, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP

Mr. Jay Williamson April 2, 2018 Page 5

Exhibit A

Fees and Expenses of the Goldman Sachs Growth Opportunities Fund

Class P
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%
Other Expenses[1]	0.05%

Total Annual Fund Operating Expenses	0.95%
Expense Limitation[2]	(0.01)%

Total Annual Fund Operating Expenses After Expense Limitation	0.94%

[1]	The “Other Expenses” for Class P Shares have been estimated to reflect expenses expected to be incurred during the current fiscal year.
[2]	The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets. This arrangement will remain in effect through at least April 16, 2019, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Fees and Expenses of the Goldman Sachs Small/Mid Cap Growth Fund

Class P
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.84%
Other Expenses[1]	0.06%

Total Annual Fund Operating Expenses	0.90%

[1]	The “Other Expenses” for Class P Shares have been estimated to reflect expenses expected to be incurred during the current fiscal year.

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Fees and Expenses of the Goldman Sachs Technology Opportunities Fund

Class P
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.94%
Other Expenses[1]	0.12%

Total Annual Fund Operating Expenses	1.06%
Expense Limitation[2]	(0.09)%

Total Annual Fund Operating Expenses After Expense Limitation	0.97%

[1]	The “Other Expenses” for Class P Shares have been estimated to reflect expenses expected to be incurred during the current fiscal year.
[2]	The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.004% of the Fund’s average daily net assets. This arrangement will remain in effect through at least April 16, 2019, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.